UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
　　☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Bernadette de Lourdes Crowdfunding, LLC

Legal status of issuer

　　Form
　　Limited Liability Company

　　Jurisdiction of Incorporation/Organization
　　Delaware

　　Date of organization
　　April 24, 2025

Physical address of issuer
2140 South duPont Hwy, Camden, DE 19934

Website of issuer
https://bernadettethemusical.com/

Name of intermediary through which the Offering will be conducted
Equity St. Capital

CIK number of intermediary
0001799563

SEC file number of intermediary
326210

CRD number, if applicable, of intermediary
319192

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
3.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
3.5% of capital raised + 2% equity

Name of qualified third party "Escrow Facilitator"" which the Offering will utilize
North Capital Private Securities Corporation

Type of security offered
Profit Participation Rights

Target number of Securities to be offered
500

Price (or method for determining price)
$200.00

Target offering amount
$100,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: on a First-come, first-served basis

Maximum offering amount (if different from target offering amount)
$5,000,000.00

Deadline to reach the target offering amount
July 14, 2026

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

July 10, 2025

FORM C

Up to $5,000,000.00

Bernadette de Lourdes Crowdfunding, LLC



Profit Participation Rights

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Bernadette de Lourdes Crowdfunding, LLC , a Delaware Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Profit Participation Rights of the Company (the "Securities").

Investors in the Securities are sometimes referred to herein as "Investors" or "Purchasers." The Company intends to raise at least $100,000.00 (the "Target Offering Amount") and up to $5,000,000.00 (the "Maximum Offering") from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $200.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time. Unless we raise the Target Offering Amount by July 14, 2026 (the "Offering Deadline"), no Securities will be sold in this offering, all investment commitments will be cancelled, and all committed funds will be returned without interest or deduction.

All Investors in the Securities receive complimentary perquisites (perks), including, for example, Producer Circle seats, recognition in local playbills as an investor; and the opportunity to meet the producers and cast members. In order to receive perks from an investment, subscribers must submit a single investment in the same offering that meets the minimum perk requirement. All perks are granted when the offering closes. For mor information regarding the rights and obligations of the holders of Securities and the perks, please see the section titles "*The Offering and the Securities--The Securities*".

Investment commitments may be accepted or rejected by the Company, in its sole discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of Investors are set forth in the Subscription Agreement accompanying this offering statement. In order to purchase Securities, a prospective Investor must complete the Subscription Agreement and other documents through the portal operated by our intermediary, Equity St. Capital (the "Intermediary"). The Intermediary will be entitled to receive 3.5% of capital raised + 2% equity related to the purchase and sale of the Securities. The Intermediary is registered with the Securities and Exchange Commission (the "SEC"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority ("FINRA").

All committed funds will be held in escrow with North Capital Private Securities (the "Escrow Facilitator"") until the Target Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investment is not cancelled, the purchased securities will be issued. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Issuer's offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$200.00	$0	$200.00
Aggregate Minimum Offering Amount	$100,000.00	$3,500.00	$96,500.00
Aggregate Maximum Offering Amount	$5,000,000.00	$175,000.00	$4,825,000.00

(1)   This excludes fees to the Company's advisors, such as attorneys and accountants.

(2)   Equity St. Capital will receive 3.5% of capital raised + 2% equity in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://bernadettethemusical.com/ no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is July 10, 2025.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES CORPORATION, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than

statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://bernadettethemusical.com/

The Company must continue to comply with the ongoing reporting requirements until:
1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Bernadette de Lourdes Crowdfunding, LLC (the "Company") is a Delaware Limited Liability Company, formed on April 24, 2025.

The Company is located at 2140 South duPont Hwy, Camden, DE 19934.

The Company's website is https://bernadettethemusical.com/ .

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business and Anticipated Business Plan

Bernadette de Lourdes Crowdfunding LLC (the "Company") is a newly formed entity established solely to purchase a profit participation interest in Bernadette de Lourdes Exploitation LLC, an entity that will produce and commercialize the theatrical production of *Bernadette, the Musical* (the "Play"). At such time as management deems the Play ready for commercial exploitation, the principals of the Company will organize Bernadette de Lourdes Exploitation LLC (the "Exploitation Company"), which will receive from Bernadette de Lourdes Production LLC the rights to stage, market, and commercially exploit the Play in the US and in Canada for a period of three (3) years commencing on the date of the first paid performance of the Play in the United States, which must occur between December 2024 and December 2026, with an option to renew the agreement for an additional two-year period under the same conditions . Because the Exploitation Company has not been formed, there is no operating history nor are there financial statements to provide to investors in this offering for review.

The Company will retain all of the net proceeds it receives from sales of Securities in this offering in an escrow account pending the organization of the Exploitation Company. If the Exploitation Company is not formed by July 14, 2026, the proceeds the Company receives from this offering (minus Form C expenses) will be returned to Investors.

The Company will apply the net proceeds it receives from investors in the Securities sold in this offering to acquire an interest in the Exploitation Company upon its formation (the "Net Profits Interest"). The Net Profits Interest will entitle the Company to receive a sum equal to (i) the return of its investment plus (ii) a percentage of the Adjusted Net Profits generated by the Exploitation Company from the exploitation of the Play. Of the Adjusted Net Profits generated by the Exploitation Company, 50% of such amount will be distributed to all of the investors in the Exploitation Company, including the Company (the "Investor Share"), and 50% of such amount will be distributed to the producers of the Play (the "Producer Share"). "Adjusted Net Profits" will be defined in the Exploitation Company's operating agreement as a sum equal to the gross revenues generated by the Exploitation Company from all sources, minus all exploitation expenses incurred by the Exploitation Company in connection with the commercialization of the Play, reserves reasonably deemed necessary by the management of the Exploitation Company, repayment of unsecured loans, repayment of other preferred investments, and payment to the

investors in the Exploitation Company, including the Company, of the aggregate amount of all investments made into the Exploitation Company.

To the extent that the Exploitation Company does not generate sufficient revenue to return to all of its investors the entire amount of their investment in the Exploitation Company, the Exploitation Company will distribute available cash to its investors pro rata based on the amount of their investments in the Exploitation Company.

The Company will receive a proportional share of the Investor Share of the Adjusted Net Profits, calculated based on the Company's investment relative to the total capital contributed to the Exploitation Company. Of the Adjusted Net Profits generated by the Exploitation Company, 50% of such amount will be distributed to all of the investors in the Exploitation Company, including the Company, and 50% of such amount will be distributed to the producers of the Play The Net Profits Interest the Company acquires in the Exploitation Company is not a security, equity, or ownership interest in the Exploitation Company nor does it grant any management or governance rights in the Exploitation Company.

Management of the Company and the Exploitation Company anticipate the total capitalization required to produce, stage, and commercialize the Play will be approximately $8 million, although this amount could vary materially based on factors within management's control and at the sole discretion of management, and factors outside of management's control. The Exploitation Company expects to receive funding to commercialize the Play from three sources, comprising (i) the investment made by the Company in the Net Profits Interest, (ii) investments made directly by Light on Stage Studios, potentially up to $3 million, (iii) investment by Bernadette de Lourdes Development LLC, which is conducting its own capital raise under Rule 506 of Regulation D of the Securities Act of 1933, as amended (the "Securities Act"), and (iv) other potential investors and producers. Light on Stage Studios and Bernadette de Lourdes Development LLC will be additional investors in the Exploitation Company entitled to participate in distributions of Adjusted Net Profits by the Exploitation Company. The sole member and manager of the Company, Pierre Ferragu, owns an interest in each Light on Stage and Bernadette de Lourdes Development LLC. Should the Exploitation Company not secure sufficient capital to fully execute its production and commercialization strategy, management reserves the right, at its sole discretion, to scale back operations, adjust strategic plans, or potentially discontinue efforts entirely, any of which could materially impact potential revenues.

Bernadette, the Musical was developed in France, premiering in Lourdes in 2019, where it successfully completed three seasons. Following this initial success, the production premiered in Paris in 2023 and subsequently toured across France in 2023 and 2024. It was well received by critics and experienced substantial commercial success, attracting approximately 400,000 cumulative spectators. Additionally, the production premiered in an Italian-language version in Rome in January 2024 and is anticipated to tour Italy at a future date.

The Exploitation Company intends to generate revenue from the Play through ticket sales, touring, licensing arrangements, merchandise sales, and potential filmed performance in the United States and Canada.

Specifically, the Exploitation Company expects to launch initial performances of the Play in theater venues, aiming to maximize ticket sales through targeted marketing campaigns. Following this initial engagement, the Exploitation Company may organize a nationwide tour to extend the Play's reach and audience engagement.

Additionally, the Exploitation Company expects to explore licensing arrangements, including granting performance rights to regional and community theaters across various markets in the United States, further enhancing the Play's visibility and revenue potential. The Exploitation Company may also develop and sell themed merchandise related to the Play, including apparel, commemorative items, and printed materials, both online and at physical performance venues.

Furthermore, the Exploitation Company expects to pursue filmed performances of the musical, which may be distributed through streaming platforms, televised broadcasts, or other digital formats, thereby broadening audience access and generating additional revenue.

The Offering

Minimum amount of Profit Participation Rights being offered	500
Total Profit Participation Rights outstanding after Offering (if minimum amount reached)	500
Maximum amount of Profit Participation Rights	25,000
Total Profit Participation Rights outstanding after Offering (if maximum amount reached)	25,000
Purchase price per Security	$200.00
Minimum investment amount per investor	$200.00
Offering deadline	July 14, 2026
Use of proceeds	See the description of the use of proceeds on page 31 hereof.
Voting Rights	See the description of the voting rights on page 38 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

To date, the Company has not generated revenue and does not foresee generating revenue independently in the future. The Company's sole activity is to purchase a profit share interest in the Exploitation Company to commercialize the Play. The Company is dependent entirely on the operations of the Exploitation Company to successfully commercialize the Play and generate revenue to distribute to its investors.

The Company is a newly formed entity established specifically to participate in the financing of the production and commercialization of *Bernadette, the Musical* by the Exploitation Company. As such, the Company itself does not directly generate operating revenue. The Company's potential revenue stream is dependent entirely upon the commercial success of the production. Accordingly, the Company is subject to all of the risks attendant to the commercialization of performance art, among others. There can be no assurance when, or if, the Company will receive distributions or profits from its investment.

We rely entirely on external financing (through this crowdfunding offering) to fund our investment activities and operating expenses. Based on our current plans, if the minimum offering amount is raised, we anticipate these funds will be sufficient to satisfy our intended cash requirements to contribute to the production, assuming we do not encounter unforeseen expenses, investment delays, or other contingencies that could materially affect our financial needs.

The Company's future financial performance and potential returns to investors will depend primarily upon factors including, but not limited to:

• The commercial success and profitability of *Bernadette, the Musical*;

• Audience demand, critical reception, and competitive environment for theatrical productions;

• Effectiveness of the production's sales, marketing, and promotional strategies;

• The production's ability to secure favorable venues, touring arrangements, licensing agreements, and partnerships;

• Potential unforeseen delays, costs, or overruns in the development, rehearsal, staging, or commercialization of the production;

• General economic and market conditions affecting the live entertainment industry.

We may face difficulties or additional costs in connection with unforeseen issues affecting the production entity. The Company itself will not directly engage in additional financing activities or borrowings. However, if *Bernadette, the Musical* requires additional financing beyond our initial investment, and such financing cannot be secured by the production entity, the production may be delayed, scaled back, or halted entirely, materially adversely affecting investor returns. In addition, any additional funding could dilute the Company's interest in the revenue generated by the Play.

In summary, investors should be aware that the Company's financial success and ability to provide returns depend entirely upon the success and profitability of the underlying theatrical production.

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks any new investment vehicle encounters.

The Company has no operating history and was organized specifically for this crowdfunding offering. Accordingly, we have no history upon which investors can evaluate our investment strategy, management capability, or future performance. Our proposed activities - raising capital through this offering to purchase a profit share interest in Bernadette de Lourdes Exploitation LLC for the commercial development and exploitation of *Bernadette, the Musical* - are subject to the inherent risks associated with theatrical productions and new enterprises. These include potential delays, unforeseen expenses, challenges in achieving commercial success, intense competition for audience attention, and uncertainty regarding audience reception and market conditions.

There can be no assurance that the Company's investment will result in profitable returns, or that the Company will ever generate sufficient distributions to provide returns to investors. Investors must carefully consider the Company's business purpose and investment strategy in light of these risks, expenses, and challenges typical of early-stage investment entities focused on theatrical productions.

The Exploitation Company many never raise sufficient capital to commercialize the Play.

The Exploitation Company may fail to secure adequate capital to fully commercialize the Play. If fundraising efforts fall short, planned production activities could be scaled back, delayed, or abandoned, adversely affecting potential returns.

Theatrical production budgets often run over.

Theatrical productions frequently exceed their initial budgets. Cost overruns may necessitate additional funding, impacting profitability, diluting investor returns, or increasing the likelihood of project failure.

The development and commercialization of theatrical productions is highly competitive.

The success of our sole investment, *Bernadette, the Musical*, depends upon effectively competing for audience attention, investor funding, theater availability, and talent resources against numerous other productions, including established musicals, touring shows, and other live entertainment events. Our indirect competitors include globally recognized theatrical productions with substantial financial resources, established brand recognition, and extensive experience in production, marketing, and audience development. These competitors may be better positioned to attract audiences, secure premium theater locations, and hire top creative and performance talent.

Additionally, we compete with other entertainment investment vehicles and funding sources for investor capital. Many of these competing investment entities or production companies have substantially greater financial, marketing, and human resources. Smaller or emerging theatrical productions and companies may also become significant competitors, particularly when backed by larger entertainment companies or prominent industry players.

As a result, our investment may face challenges in achieving commercial success, audience acceptance, and profitability, which could materially impact our ability to generate distributions and returns to investors.

We depend on third-party crowdfunding platforms and intermediaries to successfully complete our offering.

Bernadette de Lourdes Crowdfunding LLC relies entirely on SEC-registered crowdfunding intermediaries (such as Equity St., Wefunder or StartEngine) to facilitate investor transactions and raise capital through this offering. These crowdfunding platforms act as our primary source for securing investment funds. Should our chosen crowdfunding intermediary experience operational disruptions, financial difficulties, compliance issues, or other challenges limiting its ability to effectively operate or process investor transactions, our ability to raise the targeted funds and invest in *Bernadette, the Musical* could be materially and adversely impacted.

Additionally, although alternative crowdfunding platforms exist, transitioning to another platform mid-offering could cause delays, additional costs, loss of momentum, or reduced investor participation, which could negatively affect the success of the offering and our ability to fulfill our investment objectives.

Our financial returns depend entirely on the operational performance and commercial success of the Exploitation Company, the entity responsible for developing and commercializing Bernadette, the Musical.

The Company's business model does not involve distributing or selling physical products. Instead, it relies exclusively on the ability of the Exploitation Company, managed by Bernadette de Lourdes Production LLC, to successfully stage, market, and commercialize *Bernadette, the Musical*. Factors beyond our control—including cost overruns, artistic or logistical challenges, issues with venue availability, talent acquisition or retention problems, labor disputes, transportation disruptions, economic conditions, or changes in audience preferences—could adversely affect the production's success and thus the Company's financial returns.

Financial or operational difficulties encountered by Bernadette de Lourdes Exploitation LLC could reduce or eliminate the distributions we expect to receive, materially impacting investor returns.

The commercial success of Bernadette, the Musical, and therefore our investment returns, depends significantly on audience willingness and ability to purchase tickets and related products or services.

Economic downturns, recessions, rising interest rates, reduced consumer credit availability, or declining consumer confidence could negatively impact discretionary consumer spending on entertainment and leisure activities. If audiences become less willing or able to spend on theater tickets due to adverse economic conditions, this could materially reduce the production's revenue, directly affecting our ability to achieve recoupment and generate returns for investors.

In general, demand for theatrical productions such as Bernadette, the Musical is closely tied to broader economic conditions.

The revenues generated by the production—and thus our Company's financial returns—are primarily derived from discretionary consumer spending, which often declines significantly during periods of economic uncertainty or downturn. A general economic decline, recession, rising unemployment, or financial instability in the U.S. or internationally could adversely affect ticket sales, merchandise sales, and other related revenues. Such adverse economic conditions can reduce overall audience demand, increase competition among theatrical productions for fewer consumer dollars, and negatively impact the profitability and financial returns of our investment.

Our crowdfunding offering involves handling investor information through an online intermediary platform, which requires secure transmission and protection of sensitive data.

While we rely primarily on third-party crowdfunding platforms and payment processors to securely manage investor information, any breach or compromise in their data security systems could materially affect investor confidence, our reputation, and the success of this crowdfunding offering. Although we will make reasonable efforts to select reputable crowdfunding intermediaries that comply with applicable data protection and cybersecurity standards, we cannot fully guarantee the prevention of data breaches or unauthorized access. Any security incidents involving investor data may result in additional compliance costs, potential regulatory penalties, reputational harm, and materially adverse effects on our fundraising activities and operations.

Through our crowdfunding offering, investor information is collected and processed by third-party crowdfunding platforms and intermediaries.

Although we do not directly collect or store investor payment details or sensitive personal data, we depend on crowdfunding intermediaries and related vendors to securely manage and process investor information. A security breach or data compromise at these intermediaries could lead to unauthorized access or disclosure of investor information, potentially causing reputational damage, reduced investor confidence, increased legal and compliance costs, and possible regulatory penalties. Such incidents could materially and adversely impact our ability to effectively raise funds and conduct our operations.

The Company's success depends substantially on the experience, skill, and involvement of Pierre Ferragu, its sole member and manager.

The Company is highly dependent on Pierre Ferragu, who currently holds sole governance authority and decision-making responsibility for the Company. Pierre Ferragu also serves as president and holds an approximately 22% ownership stake in Light on Stage Studios LLC, the entity that fully owns Bernadette de Lourdes Production LLC, the managing member of Bernadette de Lourdes Exploitation LLC. The Company does not currently have formal employment or services agreements with Pierre Ferragu, and there can be no assurance regarding the duration or continuity of his active involvement. The loss of active participation by Pierre Ferragu could negatively affect the Company's ability to manage its investment and pursue its objectives effectively, potentially adversely impacting its business operations, financial condition, and investment outcomes.

The Company's investment returns depend significantly on intellectual property rights related to Bernadette, the Musical, which are held by Bernadette de Lourdes Production LLC, an entity fully owned by Light on Stage Studios LLC.

Bernadette de Lourdes Production LLC, as the managing member of Bernadette de Lourdes Exploitation LLC, obtained the rights to produce, market, and commercially exploit the musical in the U.S. and in Canada. The value and commercial success of the production are significantly dependent on maintaining exclusive rights to this intellectual property. There can be no guarantee that these protections will be adequate.

Unauthorized use, infringement, disputes, litigation, or loss of intellectual property rights relating to the production could materially impair the commercial viability of *Bernadette, the Musical*, thereby negatively impacting the Company's potential returns. Further, litigation or disputes regarding intellectual property rights could result in substantial legal expenses and delays, adversely affecting the production's profitability and investor returns.

The success of the Company's investment depends indirectly on Bernadette de Lourdes Production LLC's intellectual property rights related to Bernadette, the Musical. Third parties may potentially claim that elements of the production, such as scripts, music, lyrics, or other creative materials, infringe upon their intellectual property rights.

Any litigation, dispute, or intellectual property infringement claim against Bernadette de Lourdes Production LLC, Bernadette de Lourdes Exploitation LLC, or Light on Stage Studios LLC related to the production could be costly, time-consuming, and could significantly distract management and key creative personnel. Such claims, even if ultimately meritless, could result in substantial legal fees, delays, reputational damage, and may require alterations to the production or restrictive licensing agreements. Adverse outcomes could materially reduce the production's commercial success and profitability, thereby negatively impacting the returns of the Company's investment and distributions to investors.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Pierre Ferragu in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Pierre Ferragu die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

As an LLC, we are subject to certain tax-related obligations, including potential filing requirements and non-income-based taxes.

The Company is structured as a pass-through entity for federal and state income tax purposes; accordingly, taxable income or loss generated by the Company is passed directly to its investors. Although the Company itself may not typically pay income taxes, it may still incur obligations related to filing information returns or paying state franchise taxes, minimum fees, or other non-income-based taxes. The determination of these obligations may involve some degree of uncertainty. While management intends to comply with applicable tax laws, there can be no

assurance that the Company's tax liabilities or filing obligations will not differ from current estimates, potentially resulting in unforeseen expenses that could adversely affect the financial position and cash flows available to distribute to investors.

We are not subject to Sarbanes-Oxley regulations and do not have financial controls comparable to those required of public companies.

The Company is a newly formed private entity exempt from regulations applicable to public companies, including those under the Sarbanes-Oxley Act of 2002. We are not required to, and therefore have not, implemented internal financial controls or independent auditor assessments of such controls typically required of public companies. Consequently, there is no assurance that significant deficiencies or material weaknesses in our financial controls would not exist or be identified if subjected to the more rigorous financial control procedures required of public entities. Investors should consider this limitation when evaluating our financial disclosures and making investment decisions.

The Company has engaged, or intends to engage, in transactions involving related persons.

The Company plans to invest the net proceeds of this offering into Bernadette de Lourdes Exploitation LLC, an entity whose managing member, Bernadette de Lourdes Production LLC, is fully owned by Light on Stage Studios LLC, in which Pierre Ferragu—the Company's sole member and manager—holds approximately a 22% ownership interest. These relationships may present conflicts of interest between and among Mr. Ferragu, Light on Stage Studios LLC and Bernadette de Lourdes Production LLC since Mr. Ferragu will be responsible, in part, for making decisions with respect to the businesses of these entities, including for example, the amount of the salary he receives from the production company, that may require him to put his or the other entities in which he is a member and/or manager interests ahead of the Investors in the offering. There can be no assurance that any conflicts of interest will be resolved in favor of the Company or Investors. Please see the detailed description provided in the section entitled "Transactions with Related Persons and Conflicts of Interest" in this Form C for further disclosure of these related-party arrangements.

The Company's financial returns and operations may be materially adversely affected by pandemics, such as COVID-19, or similar widespread public health crises.

Pandemics and public health emergencies can significantly disrupt live theatrical productions like *Bernadette, the Musical*, potentially causing delays or cancellations of performances, venue closures, restrictions on audience gatherings, or reduced audience attendance. Such disruptions may severely reduce revenue generated by the production, negatively impacting recoupment of invested capital and potential returns to investors. The extent of any such impact will depend on developments that cannot be accurately predicted, including the duration, severity, geographic scope, and public health measures associated with future pandemics or similar crises. Investors should be aware that prolonged or severe disruptions due to a pandemic or comparable event could materially and adversely affect the success of the production and, consequently, the Company's ability to generate distributions.

We face indirect risks related to health epidemics or pandemics, which could significantly disrupt the operations of the production entity in which we invest and materially impact our financial returns.

Health epidemics or pandemics could severely disrupt the activities of Bernadette de Lourdes Exploitation LLC, the entity responsible for staging and commercializing *Bernadette, the Musical*. Such disruptions could include closures or limited operation of performance venues, rehearsal spaces, and other essential facilities; reduced audience capacity; restrictions on public gatherings and travel; and potential illness or quarantine affecting performers, creative personnel, or operational staff. These factors could materially reduce revenue and profitability of the production, negatively impacting the Company's ability to achieve recoupment and generate investor returns.

The ultimate impact of pandemics or similar health crises depends on future developments, which remain uncertain and unpredictable, including governmental and public health responses, public willingness to attend live events, and the severity and duration of the public health situation.

We face indirect risks relating to public health conditions, such as the COVID-19 pandemic, which could adversely affect the commercial success of the theatrical production in which we invest, and therefore materially impact our financial results.

Health crises such as pandemics can significantly disrupt live theatrical events by causing venue closures, imposing restrictions on public gatherings, limiting audience attendance, or affecting the ability of cast and crew to rehearse or perform. Such disruptions can lead to delays or cancellations of performances, significantly reduced revenues, and increased operating costs. These adverse effects could materially impact the commercial viability and profitability of *Bernadette, the Musical*, thus directly affecting our ability to achieve recoupment and generate investor returns.

Additionally, public health crises could negatively impact broader economic conditions, reducing discretionary consumer spending on entertainment and potentially impairing our production's overall financial success and audience attendance.

Changes in governmental regulation related to securities offerings or the live entertainment industry could adversely affect our business operations and financial outcomes.

The Company's investment activity is governed by securities regulations at the federal level, primarily Regulation Crowdfunding under the Securities Act of 1933, as enforced by the SEC. Changes or increased regulatory scrutiny affecting crowdfunding rules, compliance requirements, or reporting obligations could impose additional expenses, limit our fundraising abilities, or otherwise adversely affect our operational efficiency and financial condition.

Additionally, our investment returns depend upon the commercial exploitation of *Bernadette, the Musical*, which may be subject to various federal, state, and local regulations, including laws governing live entertainment, venue licensing, labor relations, public gatherings, safety, intellectual property rights, and taxation. Changes in these laws, or their enforcement, could impose new costs or operating limitations on the production, potentially negatively impacting profitability and thus the returns available to our investors.

Changes in audience preferences, entertainment consumption habits, or competing entertainment options could adversely affect the commercial success of the production in which we invest.

Our financial returns depend solely upon the commercial performance of *Bernadette, the Musical*, a live theatrical production. Audience preferences may evolve due to emerging entertainment options such as streaming services, online content, virtual experiences, or new technologies that change how consumers choose to spend their entertainment dollars. If the production cannot effectively attract and retain audiences amid these shifting preferences and increased competition from alternative entertainment experiences, the production's revenues and profitability could decline significantly, adversely impacting the Company's investment returns and investor distributions.

New technologies or evolving entertainment formats may reduce audience demand for traditional live theatrical experiences, adversely impacting our investment returns.

The success of *Bernadette, the Musical*, and therefore the Company's returns, relies on continued audience demand for live theatrical performances. Emerging entertainment technologies, such as improved home viewing experiences, virtual and augmented reality entertainment, and increased availability and affordability of streaming and interactive digital content, could negatively affect consumers' willingness to attend live theater.

If live theatrical events become less appealing compared to new entertainment alternatives, the production may experience decreased ticket sales, reduced revenues, and diminished profitability, materially adversely affecting the Company's financial returns and investor distributions.

We face risks relating to competition for audience leisure time and discretionary spending, intensified by emerging entertainment alternatives and changing consumer behaviors.

The financial returns of Bernadette de Lourdes Crowdfunding LLC depend entirely on the commercial success of *Bernadette, the Musical*, which competes directly with numerous other entertainment options. Consumers have increasingly diverse entertainment choices, including streaming services, home entertainment options, digital content, and various interactive media platforms, many available at low or no cost. These alternatives have significantly intensified competition for audience leisure time, discretionary spending, and attention.

If audiences opt increasingly for alternative entertainment experiences rather than attending live theatrical events, the production's revenue, profitability, and overall commercial success could suffer, adversely affecting the Company's financial returns and investor distributions.

Unauthorized reproduction or piracy of the theatrical production in which we invest may adversely affect our financial returns.

Our Company's financial returns depend upon the commercial exploitation of *Bernadette, the Musical*. Although live theater generally has a lower piracy risk compared to digital content, unauthorized recordings, reproductions, or distributions of the production (including unauthorized video or audio recordings circulated online or otherwise) could negatively impact audience demand, ticket sales, and revenue from licensing, merchandise, and future adaptations. Such

unauthorized use could materially reduce profitability, negatively impacting the returns received by the Company and distributed to our investors. Efforts by Bernadette de Lourdes Production LLC and Bernadette de Lourdes Exploitation LLC to protect their intellectual property and combat unauthorized use may incur additional expenses, and success in these efforts cannot be guaranteed.

Our financial returns depend entirely upon audience acceptance and commercial success of Bernadette, the Musical.

The success of our investment hinges on the unpredictable and subjective tastes of theater audiences. Audience acceptance depends on many factors including critical reviews, word-of-mouth reputation, artistic quality, casting decisions, marketing effectiveness, cultural trends, competition, and broader entertainment preferences. Substantial investments in the development, production, marketing, and staging of the musical must be incurred before the degree of audience acceptance is known.

If the musical does not achieve sufficient audience appeal, attendance, or critical acclaim to cover these substantial investments, our ability to recoup investment funds and generate investor returns will be materially adversely affected. Additionally, rising production costs—including venue rental, cast and crew compensation, royalties, or promotional expenses—may further diminish profitability, negatively impacting investor returns.

Our financial returns may be adversely affected if there is a decline in sponsorship or promotional spending.

The commercial success of *Bernadette, the Musical*, and thus our returns, may partly depend on securing sponsorships and promotional partnerships. Sponsorship and promotional spending can fluctuate significantly based on general economic conditions, changing corporate marketing strategies, audience demographics, and competing promotional opportunities. If current or prospective sponsors reduce their spending, shift their sponsorship budgets to other forms of media or entertainment, or if general economic conditions decline, sponsorship revenues may decrease, adversely impacting the profitability of the production and our investment returns.

We may rely partially on sponsorship revenues, which can fluctuate significantly and are sensitive to overall economic conditions and corporate marketing budgets.

Sponsorship revenue for theatrical productions can be unpredictable and cyclical, reflecting broader economic conditions and changes in corporate spending priorities. Economic downturns, financial instability, or shifts in marketing strategies could cause sponsors to reduce or eliminate their spending on theatrical productions like *Bernadette, the Musical*. This potential decline in sponsorship funding may reduce overall revenue available to the production, negatively impacting its commercial success, profitability, and ultimately, our investment returns and investor distributions.

Investments in crowdfunding offerings are highly speculative, risky, and illiquid.

Investors should be aware that Regulation Crowdfunding securities have limited resale opportunities. Returns and recoupment are structured as repayment in-kind through a pro rata share

of recoupment and profits directly linked to the commercial success of *Bernadette, the Musical*. There is no guarantee of profitability or recoupment.

The Company's sole business activity is contributing in a single theatrical production.

Investors have no diversification. The Company's success, profitability, and investor returns depend entirely on the success of *Bernadette, the Musical*. Any adverse development in the production would significantly affect investor returns.

Investors have no governance or voting rights in the Company.

The management and sole decision-making authority rest entirely with Pierre Ferragu, the sole member of the Company. Investors have no input or oversight rights on the Company's operational, financial, or strategic decisions.

Bernadette de Lourdes Exploitation LLC has not yet been formed.

Investors must rely on the Company's management to finalize the production entity's structure, operating agreement, recoupment terms, and profit-sharing provisions fairly and transparently. There is a risk that the final terms may differ materially from current expectations.

The commercial success of the production relies significantly on effective marketing and promotion efforts.

If marketing campaigns or promotional strategies fail to attract audiences effectively, ticket sales and sponsorship revenues may fall below expectations, adversely affecting the production's profitability and investor returns.

Actual operating, marketing, and administrative expenses may exceed current estimates.

Higher-than-anticipated costs related to compliance, legal, intermediary fees, accounting, marketing, or general administrative expenses could reduce the net proceeds available for investment, adversely affecting the Company's ability to fully invest as intended.

No Guarantee of U.S. Market Success.

Bernadette, the Musical has been critically acclaimed and commercially successful in France and Italy, investors should be aware that there is no guarantee the production will achieve similar outcomes in the United States. Differences in audience preferences, cultural expectations, market competition, and the effectiveness of local marketing strategies could significantly affect the show's reception. Consequently, there is a substantial risk that the U.S. production might not achieve profitability or generate sufficient revenue to return any capital or distribute any earnings to investors.

The Exploitation Company has been formed and has no operating or financial history.

Investors should be aware that the entity intended to stage, market, and commercially exploit *Bernadette, the Musical* (Bernadette de Lourdes Exploitation LLC) and in which we intend to purchase a profit share interest has not yet been formed and, consequently, has no operational history. This entity will only begin operations following its formation and receipt of outside investment. The absence of historical financial and operational data substantially increases the uncertainty regarding the entity's ability to successfully stage, market, and exploit the production.

Risks Related to the Securities

The Securities will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

All of the membership interest in the Company is owned by a single individual. Moreover, the Securities do not entitle the holders to vote on any matters nor do they entitle the holders with any other management rights. Accordingly, the Company's sole member and manager will have control over the Company and Investors will have no control over the Company's activities.

As of the date of this offering statement, the Company has one member, Pierre Ferragu, who owns the entire membership interest in and is the sole manager of the Company. Subject to any fiduciary duties owed to other owners or investors under Delaware law, Mr. Ferragu will be able to exercise complete control over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Mr. Ferragu may have interests that are different from yours, especially since he is an owner and manager of the other entities involved in financing and commercializing the Play. For example, Mr. Ferragu may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

The Business and Anticipated Business Plan

Bernadette de Lourdes Crowdfunding LLC (the "Company") is a newly formed entity established solely to purchase a profit participation interest in Bernadette de Lourdes Exploitation LLC, an entity that will produce and commercialize the theatrical production of *Bernadette, the Musical* (the "Play"). At such time as management deems the Play ready for commercial exploitation, the principals of the Company will organize Bernadette de Lourdes Exploitation LLC (the "Exploitation Company"), which will receive from Bernadette de Lourdes Production LLC the rights to stage, market, and commercially exploit the Play in the US and in Canada for a period of three (3) years commencing on the date of the first paid performance of the Play in the United States, which must occur between December 2024 and December 2026, with an option to renew the agreement for an additional two-year period under the same conditions . Because the Exploitation Company has not been formed, there is no operating history nor are there financial statements to provide to investors in this offering for review.

The Company will retain all of the net proceeds it receives from sales of Securities in this offering in an escrow account pending the organization of the Exploitation Company. If the Exploitation Company is not formed by July 14, 2026, the proceeds the Company receives from this offering (minus Form C expenses) will be returned to Investors.

The Company will apply the net proceeds it receives from investors in the Securities sold in this offering to acquire an interest in the Exploitation Company upon its formation (the "Net Profits Interest"). The Net Profits Interest will entitle the Company to receive a sum equal to (i) the return of its investment plus (ii) a percentage of the Adjusted Net Profits generated by the Exploitation Company from the exploitation of the Play. Of the Adjusted Net Profits generated by the Exploitation Company, 50% of such amount will be distributed to all of the investors in the Exploitation Company, including the Company (the "Investor Share"), and 50% of such amount will be distributed to the producers of the Play (the "Producer Share"). "Adjusted Net Profits" will be defined in the Exploitation Company's operating agreement as a sum equal to the gross revenues generated by the Exploitation Company from all sources, minus all exploitation expenses incurred by the Exploitation Company in connection with the commercialization of the Play, reserves reasonably deemed necessary by the management of the Exploitation Company, repayment of unsecured loans, repayment of other preferred investments, and payment to the investors in the Exploitation Company, including the Company, of the aggregate amount of all investments made into the Exploitation Company.

To the extent that the Exploitation Company does not generate sufficient revenue to return to all of its investors the entire amount of their investment in the Exploitation Company, the Exploitation Company will distribute available cash to its investors pro rata based on the amount of their investments in the Exploitation Company.

The Company will receive a proportional share of the Investor Share of the Adjusted Net Profits, calculated based on the Company's investment relative to the total capital contributed to the Exploitation Company. Of the Adjusted Net Profits generated by the Exploitation Company, 50% of such amount will be distributed to all of the investors in the Exploitation Company, including the Company, and 50% of such amount will be distributed to the producers of the Play The Net Profits Interest the Company acquires in the Exploitation Company is not a security, equity, or

ownership interest in the Exploitation Company nor does it grant any management or governance rights in the Exploitation Company.

Management of the Company and the Exploitation Company anticipate the total capitalization required to produce, stage, and commercialize the Play will be approximately $8 million, although this amount could vary materially based on factors within management's control and at the sole discretion of management, and factors outside of management's control. The Exploitation Company expects to receive funding to commercialize the Play from three sources, comprising (i) the investment made by the Company in the Net Profits Interest, (ii) investments made directly by Light on Stage Studios, potentially up to $3 million, (iii) investment by Bernadette de Lourdes Development LLC, which is conducting its own capital raise under Rule 506 of Regulation D of the Securities Act of 1933, as amended (the "Securities Act"), and (iv) other potential investors and producers. Light on Stage Studios and Bernadette de Lourdes Development LLC will be additional investors in the Exploitation Company entitled to participate in distributions of Adjusted Net Profits by the Exploitation Company. The sole member and manager of the Company, Pierre Ferragu, owns an interest in each Light on Stage and Bernadette de Lourdes Development LLC. Should the Exploitation Company not secure sufficient capital to fully execute its production and commercialization strategy, management reserves the right, at its sole discretion, to scale back operations, adjust strategic plans, or potentially discontinue efforts entirely, any of which could materially impact potential revenues.

Bernadette, the Musical was developed in France, premiering in Lourdes in 2019, where it successfully completed three seasons. Following this initial success, the production premiered in Paris in 2023 and subsequently toured across France in 2023 and 2024. It was well received by critics and experienced substantial commercial success, attracting approximately 400,000 cumulative spectators. Additionally, the production premiered in an Italian-language version in Rome in January 2024 and is anticipated to tour Italy at a future date.

The Exploitation Company intends to generate revenue from the Play through ticket sales, touring, licensing arrangements, merchandise sales, and potential filmed performance in the United States and Canada.

Specifically, the Exploitation Company expects to launch initial performances of the Play in theater venues, aiming to maximize ticket sales through targeted marketing campaigns. Following this initial engagement, the Exploitation Company may organize a nationwide tour to extend the Play's reach and audience engagement.

Additionally, the Exploitation Company expects to explore licensing arrangements, including granting performance rights to regional and community theaters across various markets in the United States, further enhancing the Play's visibility and revenue potential. The Exploitation Company may also develop and sell themed merchandise related to the Play, including apparel, commemorative items, and printed materials, both online and at physical performance venues.

Furthermore, the Exploitation Company expects to pursue filmed performances of the musical, which may be distributed through streaming platforms, televised broadcasts, or other digital formats, thereby broadening audience access and generating additional revenue.

The Company's Products and/or Services

Product / Service	Description	Current Market
Theatrical Production	Contribute to the development and production of *Bernadette, The Musical*.	Theaters and theater audiences in the U.S. and Canada.

The Company will contribute to the production and commercialization of Bernadette, the Musical by extending a promissory note (loan) of the net proceeds raised, to Bernadette de Lourdes Exploitation LLC, an entity to be formed for staging, marketing, and commercially exploiting the theatrical production *Bernadette, the Musical*. The anticipated market for this production includes theater audiences across the United States and international live entertainment markets. The successful development and commercial introduction of this theatrical production depend on numerous factors, including creative development, rehearsals, initial performances, audience reception, and market conditions. The timing of the production's launch and commercialization is subject to variability inherent in theatrical productions but is expected to occur following this offering, using the net proceeds raised.

Links to trailers for Bernadette de Lourdes, the Musical:
https://www.youtube.com/watch?v=t2D_8borq-Y
https://www.youtube.com/watch?v=XufUStNoI5o

Competition

The Company itself will not have any competitors.

The primary competitors of Bernadette de Lourdes Crowdfunding LLC are other theatrical production companies and entities producing live entertainment events, including established Broadway productions, national touring musicals, and independent theater producers. These competitors may have substantial resources, strong brand recognition, established audience bases, and proven track records in producing commercially successful shows.

Bernadette de Lourdes Crowdfunding LLC distinguishes itself by providing direct crowdfunding investor participation in a specific, high-potential theatrical production, *Bernadette, the Musical*. By offering transparent terms, direct profit participation, and engaging crowdfunding platforms to attract a wide base of supportive investors, the Company aims to effectively differentiate itself in a competitive marketplace.

Supply Chain and Customer Base

The Company itself requires no raw materials or physical inputs. Its primary "input" is investor capital raised through crowdfunding. The Company relies exclusively on investor contributions made via the SEC-registered crowdfunding platform Equity St. Capital to acquire a profit share interest in the Exploitation Company.

The Company is dependent on the following suppliers:

Supplier or Description	Service, input or raw material provided	Percent of such service, input or raw material from such supplier
Equity St. Capital	Platform facilitating investor transactions and crowdfunding investment processing	100.0%

The Company currently has no customers, as its sole activity is loaning crowdfunding proceeds into a theatrical production, rather than selling products or services directly to end-users.

Intellectual Property

The Company is dependent on the following intellectual property:

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
N/A	N/A	N/A		

The Company's activities involve acquiring a profit share interest in the Exploitation Company. The offering itself is subject to Regulation Crowdfunding under the Securities Act of 1933, administered by the SEC. Compliance with these regulations includes filing Form C, investor disclosure obligations, limits on investor contributions, and ongoing reporting requirements. While these regulations impose administrative responsibilities and compliance costs, they also help ensure transparency and investor protection. Non-compliance could result in regulatory penalties or restrictions on fundraising activities.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 2140 South duPont Hwy, Camden, DE 19934

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own

separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry, and future plans and prospects. Exhibit B is incorporated by reference into this Form C.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Target Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	7.00%	$7,000	7.00%	$350,000
Campaign marketing expenses or related reimbursement	15.00%	$15,000	15.00%	$750,000
Estimated Attorney Fees	6.00%	$6,000	0.50%	$25,000
Estimated Accountant/Auditor Fees	2.00%	$2,000	0.30%	$15,000
Acquisition of Profit Share Interest in Bernadette de Lourdes Exploitation LLC (promissory note)	70.00%	$70,000	77.20%	$3,860,000
Total	**100.00%**	**$100,000**	**100.00%**	**$5,000,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company may face higher or lower actual expenses than estimated above, particularly regarding intermediary fees, legal and accounting compliance costs, and campaign marketing expenses. Factors influencing these expenses include final amounts raised, complexity of

regulatory compliance, investor demand, and effectiveness of initial marketing efforts. Accordingly, the Company reserves the discretion to allocate more or less to these expense categories, and consequently, more or less proceeds may be available for direct loaning to the production. The Company commits to transparency in reporting actual expenditures to investors and will provide updated disclosures reflecting any significant deviations from the provided estimates.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: The Company may face higher than anticipated expenses, and adjust use of proceeds accordingly. Any such changes will be made at the Company's discretion, in good faith, and with the goal of maximizing the success and sustainability of *Bernadette, the Musical*, in which the Company invests. However, if material changes to the use of proceeds are required after the close of the offering, the Company will comply with applicable SEC requirements, including providing updated disclosures to investors as required under Regulation Crowdfunding.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors and Officers

The following provides information regarding the person who serves as the sole manager of the Company, including his principal occupation and employment responsibilities for the past three (3) years and his educational background and qualifications.

Name

Pierre Ferragu

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Managing Member, since formation

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Pierre Ferragu has been the Managing Member of New Street Research Technology Infrastructure, LLC, since April, 2018. He is a recognized financial analyst and heads the Global Technology Research team of New Street Research.

Pierre Ferragu has been the President of Light on Stage Studios, LLC, since May, 2025. His main focus in this role is the production of Bernadette, The Musical.

Education

Msc, Centrale-Supelec, Paris.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employee.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	LLC/Membership Interests
Amount outstanding	100%
Voting Rights	Yes
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Pierre Ferragu maintains sole voting and governance control, limiting investors' ability to participate in company decisions, but not diluting their financial rights as profit participation rights offered do not include governance or ownership stake.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100.0%
Other Material Terms or information.	

The Company has no debt outstanding.

The Company has not conducted any offerings, exempt or not, in the past 3 years.

Ownership

Pierre Ferragu is the sole member of the LLC.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Pierre Ferragu	100.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company is a newly formed entity created specifically for this offering and has no historical financial results or operations. Accordingly, there are no revenues or significant expenses from prior fiscal years to report.

The Company will not independently generate operating revenue or achieve profitability within the 12 months following receipt of offering proceeds, as its sole business activity is to acquire a profit share interest in the Exploitation Company, a to be organized company (the "Exploitation Company"). The Company will retain all of the net proceeds it receives from sales of Securities in this offering in an escrow account pending the organization of the Exploitation Company. If the Exploitation Company is not formed by July 14, 2026, the proceeds the Company receives from this offering (minus Form C expenses) will be returned to Investors. Upon formation, the Exploitation Company will focus on completing development of the musical, initiating rehearsals, launching marketing and promotional activities, and preparing initial performances. Management's primary objective during this timeframe is to effectively deploy capital into the Exploitation Company and closely monitor its utilization. The Company will actively oversee and track this deployment of funds, ensuring transparency, efficient allocation, and clear reporting, to maximize the likelihood of the Exploitation Company's eventual commercial success and a favorable return on investment for investors.

Liquidity and Capital Resources

After the payment of expenses associated with the offering, the Company has very little need for capital resources, other than maintaining its corporate existence and paying the costs and expenses to be incurred in connection with marketing this offering. The Company has no debts, expenses or capital obligations.

The proceeds from this offering will provide the Exploitation Company with a portion of the capital required by Bernadette de Lourdes Exploitation LLC to develop, produce, and commercially exploit *Bernadette, the Musical*. Additionally, a portion of the proceeds will cover

marketing expenses directly associated with promoting this crowdfunding offering. These marketing expenditures are intended to increase investor engagement and maximize the total capital raised. Overall, the offering proceeds will substantially enhance the Company's liquidity, enabling it to cover administrative and compliance costs related to this crowdfunding offering, and efficiently oversee the deployment of capital. The Company engages in no other operational activities and has no independent sources of liquidity beyond the capital raised in this offering.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future, or incur any other material financial obligations beyond those explicitly described in this Form C.

Material Changes and Other Information

There are no other material changes or additional information relevant to this offering beyond what has already been disclosed in this Form C.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 25,000 Profit Participation Rights at a price of $200 each for aggregate offering proceeds of up to $5,000,000.00. The Company is attempting to raise a minimum amount of $100,000.00 in this Offering (the "Target Amount"). The Company must receive commitments from investors in an amount totaling the Target Amount by July 14, 2026 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Target Amount up to $5,000,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a first-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities or the Company.

In order to purchase Securities, a prospective Investor must complete the Subscription Agreement and other documents through the portal operated by our intermediary, Equity St. Capital (the "Intermediary"). The Intermediary will be entitled to receive 3.5% of capital raised and 2% equity related to the purchase and sale of the Securities. The Intermediary is registered with the Securities and Exchange Commission (the "SEC"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority ("FINRA"). Purchaser funds will be held in escrow with North Capital Private Securities Corporation until the Target Amount is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. If an Investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. The Intermediary will notify Purchasers when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Amount and providing notice to the Purchasers.

If any material change (other than reaching the Target Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Target Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $200.00.

The Offering is being made through Equity St. Capital, the Intermediary.

Set forth below is information with respect to the compensation to be paid in connection with the Offering.

Commission/Fees

3.5% of the amount raised

Stock, Warrants and Other Compensation

Securities equal to 2% of the securities sold in the offering.

Transfer Agent and Registrar

The Company will serve as its own transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

The material terms of the Securities are as follows:

Type of Security Offered: The securities offered are Profit Participation Rights in the Company. These Securities grant investors direct rights, first, to repayment of the amount of their investment (the "Recoupment Amount") and then to a pro rata share of the Adjusted Net Revenue (as such term is defined under the heading titled "Summary") distributed by the Exploitation Company to the Company. All distributions will be made by the Company to Investors pro rata, pari passu in accordance with their respective investment in the Company.

The Company will receive a proportional share of the Investor Share of the Adjusted Net Profits, calculated based on the Company's investment relative to the total capital contributed to the Exploitation Company. Of the Adjusted Net Profits generated by the Exploitation Company, 50% of such amount will be distributed to all of the investors in the Exploitation Company, including the Company (the Investor Share"), and 50% of such amount will be distributed to the producers of the Play (the "Producer Share").

To the extent that the Exploitation Company does not generate sufficient revenue to repay to all of its investors the entire amount of their investment in the Exploitation Company, the Exploitation Company will distribute available cash to its investors pro rata based on the amount of their investments in the Exploitation Company.

Characteristics and Yield: These Securities have equity-like characteristics, with returns contingent upon the commercial success of *Bernadette, the Musical*. There is no fixed yield or guaranteed return, and investor returns depend entirely on recoupment and profit generated and distributions made by the Exploitation Company.

Maturity and Exit: There is no predetermined maturity date. Investors receive distributions as they are earned and distributed by the production entity. The investment is illiquid, without guaranteed redemption rights, and investors should anticipate holding their interests for the duration of the production's commercial life.

Rights and Obligations:

• Investors have no governance, voting, or management rights regarding the LLC or the production.

• Investors have no obligations beyond their initial invested amount. Associated Perks:

Investor Perks:

All investors receive additional, non-financial perks according to the level of investment:

Minimum investment of $200:

- One complimentary Producer Circle seat (limited availability)
- Recognition in local playbills as an investor
- 40% discount on tickets for up to 5 friends and family

Investment of $1,000 to $4,800:

- Two complimentary Producer Circle seats total
- VIP Lounge access during intermission (investor + one guest)
- Opportunity to meet the production team Investment of $5,000 or more:
- Four complimentary Producer Circle seats total
- Invitation to a private backstage event to meet the cast
- National recognition as an investor

Investors acknowledge that returns are subject to risks inherent in theatrical productions, including total loss of their invested capital, with returns contingent on the production achieving commercial profitability.

Voting and Control

The Securities have the following voting rights: None

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor in such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Securities .

None

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons: None.

Future Transactions

The Company intends to invest the entire amount of the net proceeds received from the sale of the Securities in Bernadette de Lourdes Exploitation LLC, a to be organized Delaware limited liability company (the "Exploitation Company"). The Exploitation Company also expects to receive significant investment from Bernadette de Lourdes Production LLC, Light on Stage Studios LLC and Pierre Ferragu. To the extent the Exploitation Company generates profits from the commercialization of the Play, it will distribute such profits to its investors, pro rata, based on the amount of their respective investments. Bernadette de Lourdes Production LLC is wholly owned by Light on Stage Studios LLC and will be the managing member of the Exploitation Company. Pierre Ferragu, the sole member and manager of the Company, also owns approximately 22% of the membership interest in Light on Stage Studios LLC. To the extent the Exploitation Company succeeds commercially and generates profit distributions, Pierre Ferragu will participate in these distributions, directly, proportionally to his direct investment in Bernadette de Lourdes Exploitation LLC, and indirectly proportionally to his ownership stake in Light on Stage Studios LLC.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Pierre Ferragu, the sole member and manager of the Company, owns approximately 22% of the membership interest in Light on Stage Studios LLC, which wholly owns Bernadette de Lourdes Production LLC, the managing member of Bernadette de Lourdes Exploitation LLC. These relationships may present conflicts of interest between and among Mr. Ferragu, Light on Stage Studios LLC and Bernadette de Lourdes Production LLC since Mr. Ferragu will be responsible, in part, for making decisions with respect to the businesses of these entities, including for example, the amount of the salary he receives from the production company, that may require him to put his or the other entities in which he is a member and/or manager interests ahead of the Investors in the offering. There can be no assurance that any conflicts of interest will be resolved in favor of the Company or Investors.

Current Business Dealings

OTHER INFORMATION

Additional Important Information for Potential Investors:
Investors should understand clearly that Bernadette de Lourdes Crowdfunding LLC is a special-purpose entity established specifically to participate in the production and commercialization of *Bernadette, the Musical*. The Company will engage in no business activities other than extending a promissory note (loan), consisting of the net proceeds of this offering after deducting expenses, directly to Bernadette de Lourdes Exploitation LLC, the entity responsible for staging and commercializing *Bernadette, the Musical*. The funds will initially be held in escrow and only released upon the formal establishment of Bernadette de Lourdes Exploitation LLC, or otherwise returned to investors, net of the costs of this Form C offering, if Bernadette de Lourdes Exploitation LLC is not formed by July 14, 2026.

Key information not otherwise fully detailed herein includes:

- **The Company's financial returns depend solely on the commercial success and profitability of a single theatrical production, presenting significant concentration risk.**
- **Investors do not receive any ownership stake, governance, or voting rights in the Company or in the underlying production entity, and thus have no control or input regarding business operations or creative decisions.**
- **The detailed terms governing the loan extended by the Company, recoupment, and profit participation will be defined in the Operating Agreement of Bernadette de Lourdes Exploitation LLC, which has not yet been finalized. Investors will receive access to review these terms when available.**
- **Theater productions inherently involve significant artistic, logistical, and commercial uncertainties, and many productions never recoup their initial investment. Investors should recognize that a complete loss of invested capital is possible.**
- **While the Company intends to communicate transparently about the production's progress, investors should understand they are passive investors relying entirely upon the Company's management and the managing production entity for decision-making and reporting. Investors are strongly encouraged to carefully read all disclosures provided, evaluate their own risk tolerance, consult with professional advisors if needed, and only invest an amount they can afford to lose entirely.**

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Pierre Ferragu
(Signature)

Pierre Ferragu
(Name)

Managing Member
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Pierre Ferragu
(Signature)

Pierre Ferragu
(Name)

Managing Member
(Title)

July 10, 2025
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Pierre Ferragu , being the founder of Bernadette de Lourdes Crowdfunding, LLC , a Limited Liability Company (the "Company"), hereby certify as of this date that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2024 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2024, and the related notes to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2024, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Pierre Ferragu
(Signature)

Pierre Ferragu
(Name)

Managing Member
(Title)

July 10, 2025
(Date)

EXHIBITS

Exhibit A	Audit Opinion Letter
Exhibit B	Subscription Agreement
Exhibit C	BDL LLC Agreement
Exhibit D	Participation Interest Purchase Agreement
Exhibit E	Form of Profit Participation Right Certificate
Exhibit F	Transcript of Video

EXHIBIT A

Audit Opinion Letter



REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTING FIRM

Mr. Pierre Ferragu
Bernadette De Lourdes Crowdfunding LLC
60 Broad St Ste 3502
New York, NY 10004-2356

Report on the Financial Statements

We have audited the accompanying balance sheet of Bernadette De Lourdes Crowdfunding LLC as of April 25, 2025 (the date of Bank funding), and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.



Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Opinion

In our opinion, the financial statements referred to previously present fairly, in all material respects, the financial position of Bernadette De Lourdes Crowdfunding LLC as of April 25, 2025, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Respectfully,

John Ramdeen, CPA

August 2, 2023
Seminole, Florida

9405 94th Street, Seminole, FL 33777 • Phone: (727) 244-9557 • FAX: (727) 344-0028
johnr@ibisaccountingandtax.com • www.IbisAccountingandTaxServices.com

BERNADETTE DE LOURDES CROWDFUNDING LLC

BALANCE SHEET

AS OF APRIL 25, 2025

	USD	
CASH		100
ACCT RECEIVABLE (S/H)		-
OTHER CURRENT ASSETS		
SHAREHOLDER LOAN		-
DEPRECIABLE ASSETS		
ACCUMULATED DEPRECIATION		-
OTHER ASSETS		
TOTAL ASSETS	$	100
ACCT PAYABLE		-
SHAREHOLDER LOANS		-
OTHER CURRENT LIABILITIES		
OTHER LIABILITIES		
COMMON STOCK		-
ADDITIONAL PAID IN CAPITAL		100
NET INCOME		-
DIVIDENDS		
RETAINED EARNINGS		-
TOTAL ASSETS	$	100

BERNADETTE DE LOURDES CROWDFUNDING LLC

INCOME STATEMENT

AS OF APRIL 25, 2025

	USD
Income	-
Other Income	-
Total Revenues	-
COGS	
Cost of Goods Sold	-
Total Costs of Good Sold	-
Gross Profits	-
Advertising / Marketing	-
Bank Fees	-
Depreciation	-
Employee Benefits	-
Fuel	-
Insurance	-
Interest	-
Janitorial	-
Meals	-
Miscellaneous	-
Other Taxes	-
Outside Services	-
Profit Sharing / Pension	-
Rents	-
Repair & Maintenance	-
Supplies & Materials	-
Travel	-
Utilities	-
Wages	-
Total Expenses	-
Pre Tax Net Income	-
Corporate Tax	-
Net Income	-

BERNADETTE DE LOURDES CROWDFUNDING LLC

STATEMENT OF CASH FLOWS

AS OF APRIL 25, 2025

	USD
CASH FLOWS FROM OPERATING ACTIVITIES	
NET INCOME / (LOSS)	$ -
TOTAL NET INCOME	-
ADJUSTMENTS TO NET INCOME (INCREASE) / DECREASE	-
TOTAL ADJUSTMENTS	-
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	-
CASH FLOWS FROM INVESTING ACTIVITIES	-
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES	-
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	-
NET INCREASE / (DECREASE) IN CASH	-
CASH AT THE BEGINNING OF THE PERIOD	-
TOTAL CASH AT THE BEGINNING OF THE PERIOD	-
CASH AT THE END OF THE PERIOID	$ -

BERNADETTE DE LOURDES CROWDFUNDING LLC
STATEMENT OF CHANGES IN OWNERS EQUITY
AS OF APRIL 25, 2025

	USD
REVENUE	
GROSS PROFIT	$ -
	-
OPERATING EXPENSES	
OPERATING INCOME / (LOSS)	-
	-
OTHER INCOME	-
INCOME (LOSS) BEFORE INCOME TAXES	-
INCOME TAX	
NET INCOME	-
RETAINED EARNINGS AT BEGINNING OF PERIOD	
ADJUSTMENTS OF RETAINED EARNINGS	
RETAINED EARNINGS AT END OF PERIOD	-

EXHIBIT B

Subscription Agreement

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER TRANSFER RESTRICTIONS EXPIRE.

THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK OF HOLDING THE SECURITIES FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT.

TO: Bernadette de Lourdes Crowdfunding, LLC
2140 South duPont Hwy
Camden, DE 19934

Ladies and Gentlemen:

The undersigned (the "Subscriber") acknowledges and understands that Bernadette de Lourdes Crowdfunding, LLC, a Delaware limited liability company (the "Company" or the "Issuer"), is offering up to 25,000 Profit Participation Rights (the "Securities") at a price of $200 each for aggregate offering proceeds of up to $5,000,000.00 (the "Offering"). The Company is attempting to raise a minimum amount of $100,000.00 in this Offering (the "Target Amount"). The Company must receive commitments from investors in an amount totaling the Target Amount by July 14, 2026 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Target Amount up to $5,000,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a first-come, first-served basis.

This Offering is being made subject to the Form C filed by the Company with the SEC (the "Form C") and the other offering materials made available to Subscribers on the portal maintained by the Intermediary, as defined below (collectively, the "Offering Materials"), each as may be supplemented or amended.

This Offering is being made through Equity St. Capital (the "Intermediary"). The Intermediary is registered with the Securities and Exchange Commission (the "SEC"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority ("FINRA"). The Intermediary will be entitled to receive a commission equal to 3.5% of the gross proceeds received by the Company from the sale of the Securities in the offering plus 2% of the Securities sold in the Offering.

This Subscription Agreement (this "Subscription Agreement") serves as the Subscriber's agreement to purchase the number of Securities set forth on the Signature Page hereto, to be issued by the Company, subject to the terms, conditions, acknowledgements, representations and warranties stated herein and in the Offering Materials for the sale of the Securities, as the same may be supplemented or amended. Capitalized terms used but not defined herein shall have the meanings given to them in the Offering Materials.

Subscriber understands that if Subscriber wishes to purchase Securities, it must complete this Subscription Agreement and submit the applicable Subscription Price in accordance with the instructions set forth in the Offering Materials and on the deal page for this Offering maintained by the Intermediary.

To induce the Company to accept this Subscription Agreement to purchase Securities and as further consideration for such acceptance, Subscriber hereby makes, adopts, confirms and agrees to all of the following covenants, acknowledgements, representations and warranties, with the full knowledge that the Issuer and its affiliates will expressly rely thereon in making a decision to accept or reject this Subscription Agreement.

1. Subscription.

(a) Subscriber hereby subscribes for and agrees to purchase the number of Securities for the total price set forth on the Subscriber Signature Page hereof (the "Total Purchase Price") upon the terms and conditions set forth herein (the "Subscription").

(b) Subscriber acknowledges and understands that this Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company or the Intermediary at their sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities that Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(c) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect, except for Section 7 hereof, which shall remain in force and effect.

(d) The Company reserves the right in its sole discretion and for any reason whatsoever to modify, amend and/or withdraw all or a portion of the Offering and/or accept or reject in whole or in part any prospective investment in the Securities or to allot to any prospective investor less than the amount of Securities such subscriber desires to purchase.

2. Purchase Procedure.

(a) Payment. The Total Purchase Price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the Total

Purchase Price of the Securities in accordance with the online payment process established by the Intermediary.

(b) <u>Escrow Arrangements</u>. Payment for the Securities shall be received by North Capital Private Securities Corporation (the "<u>Escrow Facilitator</u>") from the undersigned by transfer of immediately available funds or other means approved by the Company and the Intermediary prior to the applicable Closing Date, in the amount as set forth on the Purchaser Signature Page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing Date, the Escrow Facilitator shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by the undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. <u>Closing of the Offering</u>. The initial closing of the purchase and sale of the Securities (including any Perks as such term is defined and described in the Offering Materials) shall take place at 5 p.m. Eastern Time on the Target Date or at such earlier time as set by Issuer (the "<u>Initial Closing</u>"), subject to the following conditions:

(a) The Offering may not close if the cumulative subscriptions in the Offering have not reached the Target Amount.

(b) The Offering may not close until the Offering has been open to the public for at least twenty-one (21) days after opening.

(c) The Offering may not close for any individual subscriber until such subscriber's identity is verified and approved by the Issuer and the Intermediary, and a subscriber's funds have cleared the escrow account.

(d) If the Issuer sets a Closing earlier than the Target Date, the Issuer shall send a notice five days prior to the Closing to all investors who have committed to invest in the Offering through a Subscription Agreement granting them an opportunity to cancel their commitment up to forty-eight (48) hours prior to the Closing.

(e) After reaching the Target Amount, the Issuer may conduct "rolling closings," where proceeds received from subscriptions for Securities will be delivered to the Company as received. The Company and the Intermediary will provide subscribers with a five-day notice prior to a rolling close, and subscribers will have until 48 hours prior to a rolling closing date to cancel a subscription.

4. <u>Representations and Warranties of the Company</u>.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of the closing of Subscriber's offer to purchase Securities made hereby, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) <u>Organization and Standing</u>. The Company is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to own and operate its properties and assets, and to execute and deliver this Subscription Agreement and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign company in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) <u>Eligibility of the Company to Make an Offering</u> under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) <u>Capitalization</u>. As of the date of the Offering Materials and the closing date of the Offering, the entire membership interest in the Company is owned by a single individual.

(d) <u>Issuance of the Securities</u>. The issuance, sale and delivery of the Securities by the Company in accordance with this Subscription Agreement have been duly authorized by all necessary limited liability company action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued Securities of Series Seed Preferred Stock of the Company.

(e) <u>Authority for Agreement</u>. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary actions on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(f) <u>No Filings</u>. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 5 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(g) <u>Financial Statements</u>. Complete copies of the Company's financial statements

meeting the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC under the Securities Act (the "Financial Statements") have been made available to the Subscriber and appear in the Form C and on the Intermediary portal. The Financial Statements are based on the books and records of the Company and its subsidiaries (if any) and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated.

(h) Proceeds. The Company shall use the net proceeds from the issuance and sale of the Securities as described in the Offering Materials.

(i) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (i) against the Company or (ii) against any officer, manager, director or key employee of the Company arising out of his or her employment or relationship with the Company or that could otherwise materially impact the Company.

5. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber represents and warrants to the Issuer and the Intermediary as follows, which such representations and warranties shall be accurate and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Subscriber has all necessary power and authority under all applicable laws, and, if an individual, the capacity, to execute and deliver this Subscription Agreement and other agreements (if any) required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements (if any) required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder (if any) will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Status of Undersigned; Further Information.

(i) The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting, and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities, and it is authorized to invest in the Securities.

(ii)   Within five days after receipt of a request from the Issuer, Subscriber agrees to provide such information with respect to its financial status so as to allow the Issuer to confirm such financial status and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Issuer is or may become subject.

(c) <u>Investment Representations</u>. Subscriber is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying on the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(d) <u>Information Concerning the Company</u>.

(i)   Subscriber has received a copy of and carefully reviewed the Offering Materials, and the undersigned has relied only on the information contained therein. Subscriber has not been furnished any offering literature other than the Offering Materials.

(ii)   Subscriber acknowledges and understands that the Issuer is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials.

(iii)   Subscriber has had an opportunity to discuss the Issuer's business, management and financial affairs with management of the Issuer. Subscriber has also had the opportunity to ask questions of and receive answers from the Issuer and its management regarding the terms and conditions of this investment.

(iv)   Subscriber understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Offering Materials and in this Subscription Agreement. Subscriber represents that it is able to bear any loss associated with an investment in the Securities.

(v)   Subscriber confirms that it is not relying on any communication (written or oral) of the Issuer, the Intermediary or any of their respective affiliates, as investment or tax advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Offering Materials or otherwise by the Issuer or any of its affiliates shall not be considered investment or tax advice or a recommendation to purchase the Securities, and that neither the Issuer nor any of its affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. Subscriber acknowledges that neither the Issuer nor any of its affiliates has made any representation regarding the proper characterization of

the Securities for purposes of determining the undersigned's authority to invest in the Securities.

(vi)   Subscriber is familiar with the business and financial condition and operations of the Company, all as generally described in the Offering Materials. Subscriber has had access to such information concerning the Issuer and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

(vii)   Subscriber confirms that the Issuer has not given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities. In deciding to purchase the Securities, Subscriber is not relying on the advice or recommendations of the Issuer and Subscriber has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

(viii)   Subscriber understands that, unless the undersigned notifies the Company in writing to the contrary at or before an applicable Closing Date relating to Subscriber's Securities, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(ix)   Subscriber acknowledges that the Issuer has the right in its sole discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect, and the Company shall return the previously paid subscription price of the Securities, without interest thereon, to the undersigned.

(x)   Subscriber understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

(e) <u>Investment Limits</u>. Subscriber represents that either:

(i)   If either of Subscriber's net worth or annual income is less than $124,000, then the amount that Subscriber is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of Subscriber's annual income or net worth, or (B) $2,500; or

(ii)   If both of Subscriber's net worth and annual income are more than

$124,000, then the amount Subscriber is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of Subscriber's annual income or net worth, and does not exceed

$124,000; or

(iii)   If Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, then no investment limits shall apply.

(f) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities.

(g) Resales.

(i)   Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement (the "Restricted Period"), it shall not transfer such Securities except:

(A)   To the Company;

(B)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(C)   As part of an offering registered under the Securities Act with the SEC; or

(D)   To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

In order for any transfer of Securities hereunder during the Restricted Period to be effective, the transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed transferee shall acknowledge, agree to, and be bound by the covenants and agreements of Subscriber as set forth herein.

(ii)   After the expiration of one year from date of issuance of the Securities, the purchaser may sell the Securities without restriction under federal securities laws, subject to the provisions of state securities laws.

(i) Valuation. Subscriber acknowledges that the price of the Securities has been arbitrarily determined and does not necessarily bear any relationship to the Issuer's asset value, net worth or other established criteria of value and no warranties are made as to value. The Subscriber further acknowledges that future offerings of securities of the Issuer may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(j) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(k) <u>Foreign Investors</u>. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6. <u>Indemnity</u>. The representations, warranties and covenants made by Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Issuer and the Intermediary and their respective officers, directors and affiliates, and each other person, if any, who controls the Issuer or the Intermediary within the meaning of Section 15 of the Securities Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by Subscriber to comply with any covenant or agreement made by Subscriber herein or in any other document furnished by Subscriber to any of the foregoing in connection with this transaction.

7. <u>Governing Law; Jurisdiction; Waiver of Jury Trial</u>.

(a) This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Delaware.

(b) EACH OF SUBSCRIBER AND THE COMPANY CONSENTS TO THE SOLE AND EXCLUSIVE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE (OR, IF THE COURT OF CHANCERY DOES NOT HAVE SUBJECT MATTER JURISDICTION, ANY STATE OR FEDERAL COURT IN THE STATE OF DELAWARE) AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBER, THE COMPANY ACCEPTS FOR ITSELF AND HIM/HER/ITSELF AND IN CONNECTION WITH ITS AND HIS/HER/ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBER, THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 8 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

(c) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER

PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. <u>Notices</u>. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, on the date of such delivery, if delivered prior to 5:00 p.m. local time at the recipient's location, to the address of the respective parties, as follows:

<table>
<tr><td>If to the Company, to:</td><td>Bernadette de Lourdes Crowdfunding, LLC
2140 South duPont Hwy
Camden, DE 19934
Attn: Pierre Ferragu. Managing Member
Email: _____</td></tr>
<tr><td>If to Subscriber, to:</td><td>Subscriber's address as shown on the signature page hereto</td></tr>
</table>

or

to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by email shall be confirmed by letter given in accordance with (a) or (b) above.

9. <u>Miscellaneous</u>.

(a) <u>Amendment</u>. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

(b) <u>Section and Other Headings</u>. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

(c) <u>Pronouns</u>. All pronouns and any variations thereof shall be deemed to refer to the

masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(d) Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

(e) Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors, and assigns.

(f) Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company and the Closing, (ii) changes in the transactions, documents and instruments described in the Offering Documents which are not material or which are to the benefit of the undersigned, and

(iii) the death or disability of the undersigned.

(g) Notification of Changes. The undersigned hereby covenants and agrees to notify the Issuer upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

(h) Severability. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

(i) Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party, and any attempted assignment without such prior written consent shall be void.

(j) No Waiver. No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

(k) Cumulative Remedies. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

SUBSCRIPTION AGREEMENT

BERNADETTE DE LOURDES CROWDFUNDING, LLC
SUBSCRIBER SIGNATURE PAGE

The undersigned, desiring to purchase Securities, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The number of and the total purchase price for the Securities the undersigned hereby subscribes for is:

_____ $200.00 per Security $ _____

Number of Securities Subscribed For   Purchase Price   Total Purchase Price

If the Securities are to be purchased in joint names, both Subscribers must sign:

_____   _____
Signature   Signature

_____   _____
Name (Please Print)   Name (Please Print)

_____   _____
Email address   Email address

_____   _____

_____   _____
Address   Address

_____   _____
Telephone Number   Telephone Number

Subscriber Signature Page Continues on Ensuing Page.

_____   _____
Social Security Number/EIN   Social Security Number/EIN

_____   _____
Date   Date

Each subscriber will receive the "perks" laid out in the Form C.

Please advise us of the city in which you would like to receive your perks: _____

SUBSCRIBER SIGNATURE PAGE (continued)

BERNADETTE DE LOURDES CROWDFUNDING, LLC
SUBSCRIPTION AGREEMENT
COMPANY SIGNATURE PAGE

This Subscription is accepted
by the Company on

____

BERNADETTE DE LOURDES
CROWDFUNDING, LLC

By:________________________________

Name: Pierre Ferragu

Title: Managing Member

EXHIBIT C

BDL LLC Agreement

This **OPERATING AGREEMENT** ("**Agreement**") of **BERNADETTE DE LOURDES DEVELOPMENT LLC** (the "**Development LLC**") dated as of October 1, 2024 (the "**Effective Date**") is by and between **BERNADETTE DE LOURDES PRODUCTION LLC** ("**Manager**"), 251 Little Falls Drive, Wilmington, DE 19808, Attn.: Pierre Ferragu, on the one hand, and the persons or entities (each, an "**Investing Member**" and collectively, the "**Investing Members**") executing the signature section of this Agreement as contained in each such party's **Schedule 1**, which schedule is annexed hereto and made a part hereof, on the other hand. For the purposes of this Agreement, "**Members**" mean the Manager and all of the Investing Members.

1.   Background; Formation and Purpose of Development LLC.

1.1   *Bernadette of Lourdes* is an original musical stage play (the "**Play**") with music by Grégoire Boissenot, lyrics by Lionel Florence, Patrick Guirao and Grégoire Boissenot, and libretto by Serge Denoncourt, Lionel Florence and Patrick Guirao (with English translation by Barry Blue) (collectively, the "**Authors**"). The Manager is acquiring stage production rights from Authors and through the Development LLC, Manager intends to raise funds to develop and produce readings, workshops, developmental productions, as well as cover certain additional pre-production expenses prior to the initial commercial production (the "**Commercial Production**") of the Play, as well as expenses in connection with legal services, general management, and other general and administrative expenses (collectively, the "**Developmental Expenses**"). All of the foregoing, leading up to the Commercial Production of the Play, collectively referred to herein as "**Developmental Activities**"

1.2   The Manager organized the Development LLC on September 23, 2024 (the "**Date of Organization**") in the State of Delaware. The Development LLC intends to raise up to $4,000,000 (the "**Development LLC Capitalization**") to cover the aforementioned Developmental Expenses.

1.3   The term of the Development LLC will commence on the Date of Organization and will terminate on December 31, 2074 or upon the transfer of all assets hereunder to a commercial production entity (the "**Commercial Production Company**") organized for the purpose of producing the Commercial Production and exploiting other rights in and to the Play. The Manager may also terminate the Development LLC at such earlier time as determined by the Manager in its sole discretion.

2.   Name and Address. The Development LLC will be conducted under the name "Bernadette de Lourdes Development LLC." The address of the Development LLC will be 418 Harbor Road, Southport, CT 06890. The Manager may change the address of the Development LLC on written notice to the Investing Members.

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3.   Procedure for Making Contribution. Each Investing Member's capital contribution to the Development LLC (each an "**LLC Contribution**") will be as set forth on the Schedule 1 executed by such Investing Member.   Each Investing Member shall make such Investing Member's LLC Contribution by check or by wire transfer payable to the Development LLC simultaneously with the execution of this Agreement in accordance with the instructions accompanying this Agreement.   For tax purposes, allocations of profits and losses of the Development LLC, if any, will be made in accordance with the relative LLC Contributions of the Members.

4.   Minimum Contribution.   A minimum LLC Contribution of $100,000 (a "**Unit**") will be required of such Investing Member. Investing Members will have the right to contribute multiple Units, at the Manager's discretion. Notwithstanding the foregoing, the Manager reserves the right in its sole discretion to accept a limited number of fractional Units.

5.   Commercial Production Plans.

        5.1   Each Investing Member, by such Investing Member's signature hereto, expressly agrees that if the Manager, in the exercise of the Manager's discretion, determines to proceed with its current plan to present the initial commercial production subsequent to the developmental production(s), then the Manager may utilize another limited liability company (or alternatively a limited partnership), the Commercial Production Company, for such purpose. The contemplated investment agreement of the Commercial Production Company (the "**Commercial Offering Documents**") will be in the form customarily used for commercial theater productions, but with such changes, additions and deletions as the managing members or general partners of such Commercial Production Company will deem appropriate in their reasonable business judgment. Investors of the Commercial Production Company will share *pro rata* in 50% of the adjusted net profits of the Commercial Production Company (the "**ANP**"), and the managing members or general partners of the Commercial Production Company will receive the remaining 50% of ANP (the "**Managers' Share**").

        5.2   If the Manager determines to produce Commercial Production following the developmental production(s), then the capitalization of the Commercial Production Company (the "**Commercial Capitalization**") will include, without limitation, a sum equal to the Development LLC Capitalization. In such circumstances, contributions of the Investing Members toward the Development LLC Capitalization will be "rolled over" into, and deemed part of, the Commercial Capitalization. By way of example, if (i) the Developmental Expenses are $4,000,000, and (ii) a Commercial Production Company for the Commercial Production is capitalized at $8,000,000, then the $4,000,000 Development LLC Capitalization will be deemed part of the $8,000,000

Commercial Capitalization amount, and the additional required capitalization amount for the Commercial Production will be $4,000,000 (the "**Additional Capitalization**").

5.3   If the Manager commences the offering of investment interests in the Commercial Production Company, then the Manager will at such time notify each Investing Member of the Development LLC of that fact and will provide each Investing Member with an offering detailing information about the Commercial Production Company, the budget and any other relevant information about the Commercial Production then known to the Manager. Each Investing Member's LLC Contribution will be deemed an investment in the Commercial Production Company, and each Investing Member agrees that such Investing Member will execute the Commercial Offering Documents of the Commercial Production Company as an investor, indicating an investment of an amount equal to such Investing Member's LLC Contribution. Each Investing Member specifically further agrees that such Investing Member will execute the signature page of such Commercial Offering Documents, which provides that such Investing Member has authorized the use by the Manager of such Investing Member's deemed contribution prior to the full capitalization of the Commercial Production Company. Each Investing Member will be entitled to receive for such Investing Member's LLC Contribution in the Commercial Production Company an amount equal to such Investing Member's pro rata share of that portion ANP (as defined in Paragraph **5.1** above) which is payable to the investors thereof pursuant to the Commercial Offering Documents. Such pro rata share is hereinafter sometimes referred to as the "**Investor Share**." The provisions for payment to each Investing Member of the Investor Share of ANP will be calculated, defined, payable and returnable as will be set forth in the Commercial Offering Documents. In addition to the Investing Member's participation in the Investor Share, each Investing Member in the Development LLC will be entitled to a "bonus share" of ANP payable from the Managers' Share of the Commercial Production Company as set forth in the chart appended to this Agreement and incorporated by reference (the "**Entitlements Chart**"). By way of example, if an Investing Member in the Development LLC contributes $800,000, which amount ultimately constitutes 10% of a $8,000,000 Commercial Capitalization, then such Investing Member in accordance with the Entitlements Chart is entitled to so-called "1-for-1" terms, meaning the Investing Member, in addition to receiving 5% of the 50% Investor Share of ANP (i.e., 2.5 of 100% of ANP), will also be entitled to 5% of the 50% Managers' Share of ANP (i.e., an additional 2.5% of 100% of ANP), as well as any other perquisites set forth in the Entitlements Chart. By way of further example, if an Investing Member in the Development LLC contributes $160,000, which amount ultimately constitutes 2% of a $8,000,000 Commercial Capitalization, then such Investing Member in accordance with the Entitlements Chart is entitled to so-called "1-for-4" terms, meaning the Investing Member, in addition to receiving 2% of the 50% Investor Share of ANP (i.e., 1% of 100% of ANP), will also be entitled to 0.5% of the 50% Managers' Share of ANP (i.e., 0.25% of 100% of ANP), as well as any other perquisites set forth in the Entitlements Chart. **Notwithstanding the foregoing and only until the Development LLC**

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receives up to $1,000,000 of the Development LLC Capitalization, Investing Members making an LLC Contribution of at least $100,000 to the Development LLC can receive 1-for-1 terms, at the sole discretion of the Manager.

5.4.   In further consideration of each Investing Member's LLC Contribution in the Company each Investing Member will be entitled, at such Investing Member's election within 20 days following such Investing Member's receipt of the Commercial Offering Documents, to contribute (and/or cause to be contributed from third-party accredited investors, the number of which to be determined by Manager in its sole discretion) an additional sum of up to a maximum amount equal to such Investing Member's *pro rata* share (as such Investing Member's LLC Contribution bears to the Capitalization of the Company) of the Additional Capitalization of the Commercial Production Company on the terms set forth in the Commercial Offering Documents. The additional sum actually contributed or caused to be contributed by each such Investing Member is hereafter referred to as the "**Investing Member's Additional Contribution**." By way of illustration, if an Investing Member's LLC Contribution is $160,000 and the Capitalization of the Development LLC is $4,000,000, then such Investing Member's proportionate contribution to the Capitalization of the Development LLC would be approximately 4% and such Investing Member therefore would have the first opportunity to contribute up to 4% of the additional capital requirements of the Commercial Production Company as the Investing Member's Additional Contribution.

5.5   The terms for each Investing Member's Additional Contribution will be no less favorable than for any other party investing (and/or causing to be invested) the same amount or less, excluding only the Manager (with respect to their respective Investing Member's LLC Contribution), other front money investors, managing members or limited partners of the Commercial Production Company, and, if applicable, the theater owner of the theater in which the Commercial Production is presented, or others providing unique goods or services.

5.6   Notwithstanding anything to the contrary contained in this Paragraph **5**, there is no guarantee that the Manager will elect to produce the Commercial Production, which election the Manager may make in its sole discretion.   Should the Manager abandon the Commercial Production, it shall be obliged only to return to the Investing Members, *pro rata* and *pari passu*, any unspent portion of the Capitalization of the Development LLC, if any.

6.   Manager.

6.1   Each of the Investing Members hereby authorizes the Manager to manage all of the business and affairs of the Development LLC and to make all decisions related to the Development LLC. In that connection, but solely in furtherance of the purposes of the

Development LLC, the Manager is authorized to (i) negotiate and execute any contracts, conveyances, documents or other instruments which the Manager considers necessary or appropriate for carrying out the purposes of the Development LLC; (ii) control any matters affecting the rights and obligations of the Development LLC, including the selection and employment of general managers, attorneys and accountants to advise and represent the Development LLC and the incurring of legal and accounting expense and/or other professional expenses; and (iii) enter into any kind of activity and perform and carry out contracts of any kind necessary to or in connection with or incidental to the accomplishment of the purposes of the Development LLC, so long as said activities and agreements may be lawfully carried on or performed by a limited liability company.

6.2   Notwithstanding any provision of this Agreement, the Manager will have no authority to perform any act in violation of any applicable law or regulations or to act on behalf of the Development LLC in a manner which would submit any Investing Member to personal liability for liabilities of the Development LLC. Except as expressly set forth herein, the Manager will have exclusive control over the affairs of the Development LLC. The Manager will be entitled to indemnity from the Development LLC for any act performed by it within the scope of authority conferred in this Agreement; provided that the Manager has acted in good faith and in a manner that the Manager reasonably believes to be in the best interests of the Development LLC and the Investing Members, and that it has no reasonable grounds to believe that its conduct is unlawful.

6.3   Anything herein to the contrary notwithstanding, the parties hereto agree that the obligations and liabilities of each Investing Member will be limited to the obligation to invest the amount of the capital contribution as shown on the applicable signature page of this Agreement executed by such Investing Member.

6.4   The Manager, if it so elects, will be reimbursed for all reasonable out-of-pocket expenses actually incurred on behalf of the Development LLC. To the extent, if any, that the Manager does not elect to be reimbursed for all such monies expended by it, the Manager may elect to have the aggregate of such unreimbursed sums deemed capital contributions to the Development LLC by the Manager as an Investing Member.

6.5   The Manager (and/or the Manager's principals and/or affiliates) may now or hereafter engage in businesses which provide goods and/or services to the Development LLC and/or Commercial Production Company which otherwise would be provided by unrelated third parties. By executing this Agreement, each Investing Member consents to any and all agreements pursuant to which the Manager (and/or the Manager's principals and/or affiliates) may provide goods and/or services to the Development LLC and/or Commercial Production Company, provided that all such agreements will be on commercially reasonable terms.

7.   Investing Members. Each Investing Member represents and warrants to, and agrees with, the Manager and the Development LLC, with full knowledge that each of them intends to rely hereon, that he/she/it:

7.1   Has been furnished with all additional documents and information which he/she/it has requested with respect to the Development LLC and the Play;

7.2   Has had the opportunity to ask reasonable questions of and receive answers from the Manager concerning the Development LLC and the Play, and to obtain any additional information necessary to verify the accuracy of the information furnished;

7.3   Recognizes and fully understands that such Investing Member's interests in the Development LLC are speculative investments which involve a high degree of risk of loss and that a purchase of such interests may well lose all or a substantial part of such Investing Member's investment;

7.4   Recognizes and fully understands that in the event that the Manager does not elect to produce the Commercial Production, no income will accrue to the Development LLC and/or the Investing Members. Consequently, although the Manager will be obliged to return to Investing Members any unspent portion of the Capitalization of the Development LLC, the Investing Members understand that in the event the Commercial Production Company is not capitalized the Investing Members may not receive any return of their capital contributions from the Development LLC, and that the Investing Members may well lose all or a substantial part of their aggregate investment;

7.5   Has such knowledge and experience in financial business and theatrical matters as are necessary to evaluate the merits and risks of investing in theatrical productions, or has sought the advice of persons who have such knowledge and experience;

7.6   Is investing hereunder without the benefit of any offering literature or prospectus and without relying on any representations made by any party other than those contained in this Agreement;

7.7   Understands and acknowledges that such Investing Member's interest hereunder, and the financial interest which the Investing Member may be entitled to receive pursuant to this Agreement will, if acquired by the Investing Member, be acquired solely for such Investing Member's own account, for investment purposes and not with a view to the resale or distribution thereof;

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7.8 Understands and acknowledges that no federal, state or other government authority has made any finding on or relating to the merits of such Investing Member's investment hereunder and the Investing Member waives such Investing Member's right to receive the benefits of any offering circular that might otherwise be required by the United States Securities and Exchange Commission and/or any state Attorney General and/or any other regulatory body;

7.9 Assumes liability limited to such Investing Member's capital contribution to the Development LLC;

7.10 Acknowledges that the Investing Member is an individual or entity that satisfies the requirements for an Accredited Investor, as defined in Rule 501 promulgated under the Securities Act of 1933;

7.11 Is aware that offering literature has not been filed with the Securities and Exchange Commission or the securities office of any state; and

7.12 Understands and acknowledges that except as herein specifically set forth, the Investing Member will not have any rights with respect to the Play by reason of the Investing Member's making such Investing Member's capital contribution to the Development LLC.

8. Private Transaction. Each Investing Member acknowledges that such Investing Member's agreement as reflected in this Agreement constitutes a private transaction, and that no steps have been taken to qualify the Development LLC with any state or federal securities administrators or regulatory authorities pursuant to the provisions of any state or federal statute or any regulations adopted pursuant thereto. Each Investing Member expressly waives any and all rights that such Investing Member might otherwise have were the Development LLC to have been formed by any other methodology or pursuant to the provisions of any such statutes and/or regulations.

9. Partnership Representative.

9.1 Powers and Duties. The Partnership Representative (as defined and designated in Paragraph **9.2** below) will have all of the powers and authority of a partnership representative under the Internal Revenue Code of 1986 (the "**Code**") (as in effect at the relevant time), and will have similar powers with respect to state and local taxes. The Partnership Representative will represent the Development LLC (at the Development LLC's expense) in connection with all administrative or judicial proceedings by the Internal Revenue Service or any taxing authority involving any tax return of the Development LLC, and may expend the

Development LLC's funds for professional services and costs associated therewith. The Partnership Representative will provide to the Investing Members prompt notice of any communication to or from, or agreements with, any federal, state, or local tax authority regarding any Development LLC tax return, including a summary of the provisions thereof. If the Partnership Representative is not a Manager, the Partnership Representative will act as directed by the Manager. Notwithstanding anything herein to the contrary, the Manager may require a payment to the Development LLC by each Investing Member who was a Investing Member during the taxable year of Development LLC that is being audited (or any subsequent taxable year that is affected), for their allocable share (as determined by the Manager) of the Development LLC's costs and expenses in connection with such audit, and any tax, interest, additions to tax and penalties required to be paid by the Development LLC. The Development LLC shall specially allocate to each Investing Member who was an Investing Member during the year being audited (or a subsequent taxable year that is affected) such Investing Member's allocable share of such costs, expenses, tax, interest, additions to tax and penalties. Each Investing Member agrees that it will be bound by any action taken by the Partnership Representative, that it will not treat any Development LLC item inconsistently on its individual income tax return with the treatment of the item on the Development LLC's return, and that it will not independently act with respect to tax audits or tax litigation affecting the Development LLC, unless previously authorized to do so in writing by the Partnership Representative, which authorization may be withheld within the complete discretion of the Partnership Representative.

9.2   Designation of Partnership Representative. Unless and until the Manager designates otherwise, Pierre Ferragu will be the "partnership representative" of the Partnership under Section 6231(a)(7) of the Code as in effect prior to the amendments by the Bipartisan Budget Act of 2015, and the "partnership representative" under Section 6623(a) of the Code as amended by the Bipartisan Budget Act of 2015 and any subsequent amendments (collectively, the "**Partnership Representative**"), as long as it is a Manager and does not resign and is not removed from such position. If the Development LLC does not have a Partnership Representative at any time, provided such Investing Member satisfies the requirements under applicable law, an Investing Member designated by the Manager will be the Partnership Representative, and will serve at the pleasure of the Manager.

10.   No Tax Advice. Nothing contained herein will be deemed tax advice to any Investing Member or prospective investor in the Development LLC on any matter with respect to such Investing Member's investment in the Development LLC, including without limitation, the degree to which the Tax Reform Act of 1986, which is applicable to the Development LLC, may limit the extent to which any Investing Member will be able to effectively take advantage of such Investing Member's share of any net tax losses of the Development LLC. The Development LLC has not obtained and will not seek to obtain a ruling from the Internal Revenue Service or an

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opinion of counsel as to its status as a limited liability company for federal income tax purposes or as to any other issue. No representation is being made as to the aggregate net worth of any person constituting the Manager. There can be no assurance that the distributive shares of loss, deduction or credit allocated by the Development LLC to the Investing Members thereof will not be challenged by the Internal Revenue Service as to their appropriateness, amount or timing. EACH PROSPECTIVE INVESTING MEMBER IN THE DEVELOPMENT LLC SHOULD CONSULT SUCH INVESTING MEMBER'S OWN TAX ADVISORS IN ORDER TO FULLY EVALUATE THE TAX CONSEQUENCES OF INVESTMENT IN THE DEVELOPMENT LLC.

11.   Arbitration. All disputes or disagreements under this Agreement (each, a "**Dispute**") will be resolved according to the following procedures which will constitute the sole dispute resolution mechanism hereunder. If the parties are unable to resolve any Dispute informally, then such Dispute will be submitted to final and binding arbitration. The arbitration will be initiated and conducted according to the applicable JAMS Arbitration Rules and Procedures, including the Optional Appeal Procedure, at the New York City office of JAMS or its successor, in effect at the time the request for arbitration is made (the "**Arbitration Rules**"). The arbitration will be conducted in Manhattan before a neutral arbitrator with experience in matters involving the live stage theatrical industry appointed in accordance with the Arbitration Rules. The arbitrator will follow New York law and the Federal Rules of Evidence in adjudicating the Dispute. The parties waive the right to seek punitive damages and the arbitrator will have no authority to award such damages. If either party refuses to perform any of its obligations under the final arbitration award (following appeal, if applicable) within 30 days of such award, then the other party or parties may enforce the final award in any court of competent jurisdiction in New York, NY.

12.   Ratification. Each person who becomes an Investing Member in the Development LLC after the execution and delivery of such Investing Member's **Schedule 1**, and execution by the Manager, by becoming an Investing Member, will be deemed thereby to ratify and agree to all prior actions taken by the Development LLC and the Manager.

13.   Additional Documents. Each of the Investing Members will from time to time, at the request of the Manager, execute, acknowledge and deliver to the Manager any and all further instruments which may be reasonably required to give full force and effect to the provisions of this Agreement.

14.   Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which will together constitute one instrument. Facsimile, DocuSign and/or electronically scanned copies of signatures will be valid and binding.

15.   Miscellaneous. This Agreement will be binding and will inure to the benefit of the Investing Members, their respective successors and permitted assigns. All terms and words used in this Agreement, regardless of the tense or gender in which they are used, will be deemed to include each other's tense and gender unless the context requires otherwise. The failure of any party to insist upon strict performance of any of the provisions of this Agreement will not be construed as a waiver of any subsequent default of the same or similar nature. The validity, construction, interpretation and effect of this Agreement will be determined by and in accordance with the law of the state of New York applicable to agreements wholly negotiated and to be performed in such state.

IN WITNESS WHEREOF, the parties hereto have executed and acknowledged this Agreement as of the Effective Date.

BERNADETTE DE LOURDES DEVELOPMENT LLC

By: BERNADETTE DE LOURDES PRODUCTION LLC

    By: LIGHT ON STAGE STUDIOS, INC.

       By:_____
       Pierre Ferragu

[INVESTING MEMBERS EXECUTE ATTACHED SCHEDULE 1]

BERNADETTE DE LOURDES PRODUCTION LLC (the "**Manager**") and the undersigned investing member (the "**Investing Member**") hereby agree as follows:

A. Reference is herein made to the Operating Agreement of BERNADETTE DE LOURDES DEVELOPMENT LLC (the "**Agreement**"), to which this instrument is attached as **Schedule 1** with respect to contributions of Investing Member, and whose provisions are deemed incorporated by reference as if such provisions were fully set forth herein. Capitalized terms used in this instrument are used in accordance with their definitions in the Agreement unless otherwise defined herein.

B. Upon the full execution of this instrument by the Investing Member and the Manager, and upon delivery by Investing Member of such Investing Member's cash contribution to the Development LLC in the amount of $_____, Investing Member will become an Investing Member in the Development LLC and be bound by the Agreement.

C. Investing Member hereby authorizes the use of such Investing Member's cash contribution prior to the full capitalization of the Development LLC for the purposes of the Development LLC and waives the right of refund.

D. This **Schedule 1** may be executed in any number of counterparts, each of which will be deemed an original, but all of which will together constitute one instrument. Facsimile, DocuSign and/or PDF copies of signatures will be valid and binding.

By signing below, Investing Member hereby acknowledges that such Investing Member has received and read a copy of the Agreement and agrees to the terms of the Agreement and this **Schedule 1**.

_____   _____   _____
Investing Member - Signature   Date   Social Security or Federal I.D. Number

_____
Investing Member - Printed Name

Mailing Address:
                                      _____
                                      (Street Address)

                                      _____
                                      (City)   (State)   (Zip Code)

                                      _____
                                      (Print name and title of authorized signatory for entity)

                                      _____   _____
                                      State/Date of Incorporation   State/Date of Formation
                                      (Corp. only)   (other type of Entity)

                                      Phone: _____   E-Mail:_____

Investment accepted subject to all of the rights and obligations of the Agreement and this **Schedule 1**.

Manager o/b/o BERNADETTE DE LOURDES DEVELOPMENT LLC:

By: BERNADETTE DE LOURDES PRODUCTION LLC

By: LIGHT ON STAGE STUDIOS, INC.

By:_____
    Pierre Ferragu

AFFIRMATION OF STATUS AS AN ACCREDITED INVESTOR (PER PARAGRAPH **7.10**)

I am an Accredited Investor as defined in Regulation D under the Securities Act of 1933, because I meet each of the standards I have initialed below (initial all which apply):

[   ]   I am a natural person whose individual net worth, or joint net worth with my spouse, exclusive of my principal residence, exceeds $1,000,000.

[   ]   I am a natural person who had an individual income in excess of $200,000 (or joint income together with my spouse in excess of $300,000) in each of the two most recent years and who reasonably expects an income in excess of such figures in the current year.

[   ]   I am a director, executive officer, or general partner of the Development LLC or a director, executive officer or managing member of a general partner of the Development LLC.

[   ]   I am an entity in which all of the equity owners are Accredited Investors.

[   ]   I am an organization described in Section 501(c)(3) of the Internal Revenue Code, a corporation, an entity or similar business trust with total assets in excess of $5,000,000 not formed for the specific purpose of investing in the Development LLC.

[   ]   I am an accredited investor because I meet the following qualifications (describe):
_____
_____

[   ]   I am exempt from the Accredited Investor requirements because I am a non-US citizen or entity.

Investing Member:

Signed: _____
Print Name: _____
Date: _____
Address: _____
_____

JPB\Ferragu, Pierre\Developmental Operating Agt_Bernadette de Lourdes Development LLC [101724 JA]

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EXHIBIT D

Participation Interest Purchase Agreement

Participation Interest Purchase Agreement

This **Participation Interest Purchase Agreement** ("Agreement") is entered into as of <mark>[Date], 2025</mark>, between:

- **Bernadette de Lourdes Exploitation LLC**, a Delaware limited liability company ("Exploitation LLC"); and
- **Bernadette de Lourdes Crowdfunding LLC**, a Delaware limited liability company ("CF LLC").

1. Participation Interest

Exploitation LLC hereby sells, assigns, and transfers to CF LLC, and CF LLC hereby purchases from Exploitation LLC, an economic participation interest ("Participation Interest") consisting of:

- **Investor Recoupment Pool:** CF LLC shall receive its proportional share of investor recoupment until CF LLC has fully recouped the Participation Interest purchase price.
- **Investor Share of ANR:** Following full recoupment, CF LLC shall continue to receive its proportional share of the Investor Share of ANR, as defined in the Operating Agreement of Exploitation LLC.

2. Investor Interest Percentage (IIP)

The **Investor Interest Percentage ("IIP")** shall initially be calculated at each incremental funding as follows:

$$IIP = \frac{\text{Cumulative CF LLC funds invested}}{\text{Total Capitalization (cumulative CF LLC funds invested + committed third-party funding)}}$$

The final IIP will be conclusively determined and certified by the manager of Exploitation LLC upon final closing of the Regulation CF offering, at which point all capital for Exploitation LLC must be committed.

3. Purchase Price and Incremental Purchases

The initial purchase price shall equal 100% of the net cash proceeds raised by CF LLC upon the first escrow release after the minimum raise ($100,000) is met. CF LLC shall then incrementally purchase additional participation interests from Exploitation LLC at regular intervals (e.g., monthly or quarterly) based on additional proceeds raised through the ongoing Regulation CF offering. Each incremental purchase price shall equal the net additional funds raised during the preceding interval.

4. Closing Conditions

Closing shall occur upon:

- Formation of Exploitation LLC;
- Execution of Exploitation LLC's Operating Agreement;

- Certification of Total Capitalization;
- Issuance of legal opinion confirming that the Participation Interest does not constitute a security of Exploitation LLC.

5. Distributions

Exploitation LLC will distribute CF LLC's share of ANR concurrently with distributions to other investor participants, directly to CF LLC's designated bank account.

6. Rights

The Participation Interest is solely economic, conveying no managerial, voting, or governance rights in Exploitation LLC.

7. Representations and Warranties

Each party represents and warrants it is duly organized, authorized to enter into this Agreement, and free from conflicting obligations or litigation affecting the Participation Interest.

8. Transfer Restrictions

The Participation Interest may only be transferred in conjunction with Profit Participation Rights ("PPRs") issued by CF LLC, subject to compliance with Regulation CF resale restrictions.

9. Governing Law

This Agreement shall be governed by the laws of the State of Delaware.

10. Miscellaneous

This Agreement constitutes the entire understanding between the parties and may only be amended in writing. Electronic signatures and counterparts are permitted.

IN WITNESS WHEREOF, the parties execute this Agreement as of the date first written above.

_____

Bernadette de Lourdes Exploitation LLC
By: _____
Title: _____

_____

Bernadette de Lourdes Crowdfunding LLC
By: _____
Title: _____

EXHIBIT E

Form of Profit Participation Right Certificate

Form of Profit Participation Right Certificate

Bernadette de Lourdes Crowdfunding LLC
Profit Participation Right Certificate
Series 2025
Certificate No.: [Number]
Number of PPRs: [Number]
Date of Issue: [Date], 2025
This certifies that **[Investor Name]** ("Holder") is the registered holder of the above-stated number of Profit Participation Rights ("PPRs") issued by Bernadette de Lourdes Crowdfunding LLC ("CF LLC"), a Delaware limited liability company.

1. Economic Rights

Each PPR entitles the Holder to:

- A pro-rata share of CF LLC's distributions from the Investor Recoupment Pool until full recoupment of invested capital;
- Following recoupment, a pro-rata share of ongoing Investor Share distributions of Adjusted Net Receipts ("ANR").

The exact Investor Interest Percentage (IIP) represented by each PPR will be finalized and certified upon closing of the Regulation CF offering once Exploitation LLC's capitalization is fully determined. Each incremental purchase by CF LLC prior to the final closing may adjust the IIP, with the final IIP conclusively set at closing.

2. Voting and Governance

PPRs confer no voting, governance, or managerial rights in CF LLC.

3. Transfer Restrictions

PPRs may only be transferred:

- After a one-year holding period pursuant to Regulation CF;
- Through a registered securities offering;
- To accredited investors via registered alternative trading systems, subject to a transferee agreement.

4. Securities Legend

THIS PROFIT PARTICIPATION RIGHT HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND MAY NOT BE SOLD, TRANSFERRED, OR DISPOSED OF UNLESS REGISTERED OR EXEMPT THEREFROM.

5. Amendments

Amendments require approval by holders of 66⅔% of outstanding PPRs, except that amendments adversely affecting Holder rights require unanimous consent.
IN WITNESS WHEREOF, CF LLC has caused this Certificate to be executed by its authorized representative as of the date above.

Pierre Ferragu, Manager
Bernadette de Lourdes Crowdfunding LLC

EXHIBIT F

Transcript of Video

Transcript of Video

"I fear nothing... for I have always spoken the truth." St Bernadette Soubirous

Grace strikes a teenager in a forgotten Grotto

Will you dare to hear her testimony?

Will she touch your heart as she's touched millions?

A teenager like any other...

... standing up for the truth

Join us and share the emotions

Bernadette, The Musical

On tour in the U.S. in 2026